September 19, 2008

BY FACSIMILE AND EDGAR

Mr. John Cash

Accounting Branch Chief

Mail Stop 7010

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Re: The Valspar Corporation

Form 10-K for the fiscal year ended October 26, 2007

Filed December 21, 2007

File #1-3011

Dear Mr. Cash,

Following a phone conversation on August 22, 2008 among Ms. Tricia Armelin, Valspar personnel and representatives of our independent auditors, Ernst & Young LLP, the Company is providing additional information in response to your comment letter to Lori A. Walker dated July 17, 2008 with respect to the filing listed above. Included below are your comments and the corresponding additional information supplied by the Company:

Form 10-K for the fiscal year ended October 26, 2007

Item 7. MD&A – Operations 2007 vs. 2006, page 14

We note your response to our prior comment two, including your policy of recording the redeemable minority interest at estimated redemption value in accordance with paragraph 16b of EITF D-98. As previously requested, please tell us how you determined it is appropriate to use forecasts for future periods to estimate the redemption value under paragraph 16b. Please also quantify the impact of using such forecasts.

Redeemable Minority Interest Background – Minority Shareholder Put Rights

The minority shareholders have three put rights, as follows:

Put 1	Up to 50% of their shares any time from July 26, 2007 through July 25, 2011.

Put 2	Up to 100% of their shares on July 26, 2009.

Put 3

Up to 100% of their shares on July 26, 2011. Put 3 is not relevant to our accounting because the Company is taking a conservative approach and accruing as if all shares will be purchased by the Put 2 date (July 26, 2009).

The price for the shares upon exercise of Put 1, Put 2 or Put 3 is based on a fixed multiple of EBIT for Huarun’s most recently completed calendar year. For example, if the minority shareholders had exercised Put 1 on July 26, 2007, the price would have been based on Huarun’s calendar year 2006 EBIT.

EITF D-98 paragraph 16a or 16b?

In our previous responses to the Commission dated June 4, 2008 and July 31, 2008, we noted that we were following paragraph 16b. Because we are not accruing to a fixed amount using the interest method, paragraph 16a did not seem to apply. We said that we were following paragraph 16b because it requires registrants to recognize “changes in redemption value” and we were using a method that was accreting to a moving target as the put price changed with each passing year’s determination of EBIT.

After further consideration and discussion with the Staff, we believe our method would be better characterized as falling under 16a. We are accruing to a variable redemption amount, based in part on actual results and in part on forecasts of future results. Therefore, we are accreting changes in the variable redemption value over the period from the date of issuance to the appropriate redemption dates of the security using an appropriate methodology, rather than recognizing the redemption amount as if actually redeemable on the balance sheet date. Therefore, we do not object to characterizing our approach as following 16a.

How did we determine it is appropriate to use forecasts for future periods to estimate the redemption value under paragraph 16b?

Regardless of how our approach is characterized under EITF D-98, we believe our approach is reasonable.

As provided in our agreement with the minority shareholders, the redemption value will vary based on Huarun’s performance in future periods. Because we are accruing ratably over time, in order to be fully accrued for the redemption value at each put date, we determined it is appropriate to use forecasts for future periods to estimate the redemption value. Huarun’s historical EBIT growth has been in the mid-teens, and that trend continues under our ownership. As described in the next section, our accrual is based in part on actual results and in part on forecasted results. Since Huarun is growing, we believe that using a forecast of future EBIT to determine a portion of our accrual allows our periodic accruals to more closely approximate those that would be required based on the expected redemption value. We believe this provides a more reasonable, and likely more accurate, measurement and recognition pattern.

Quantify the impact of using forecasts

A)  How much of the accrual is related to forecasts?

As of the end of fiscal 2007, our accrual for the Huarun Redeemable Stock was $37.3 million. This amount would have been sufficient to pay the redemption value if the minority shareholders had exercised Put 1 in our fiscal 2007. Of this amount, $21.5 million was related to Put 1, and $15.8 million was related to Put 2.

As of the October 26, 2007, Put 1 was the only put that was legally exercisable. Of the $21.5 million accrued for Put 1 as of the end of fiscal 2007, $19.8 million was based on Huarun’s actual calendar 2006 EBIT, with the remainder based on a forecast for Huarun’s calendar 2007 EBIT. Since the minority shareholders had not exercised Put 1 as of the end of our fiscal 2007, we started to accrue ratably for Huarun’s calendar 2007 EBIT (which would be the basis for an exercise of Put 1 in calendar 2008).

The $15.8 million accrued for Put 2 (redeemable for the first time on July 26, 2009) was all based on the Huarun forecast for calendar year 2008 (the relevant year for Put 2), a future period. Put 2 was not exercisable at October 26, 2007.

B)  How accurate are the forecasts?

Our forecast for Huarun’s calendar year 2006 EBIT was within 1.2% of Huarun’s actual calendar year 2006 EBIT. For 2007, the forecast was within 1.4% of actual EBIT.

Thanks to Tricia Armelin for taking the time to discuss our questions, and we look forward to your response. If you believe further discussion with the Staff would be useful, please contact me, and we can arrange it.

Sincerely,

THE VALSPAR CORPORATION

/s/Lori A. Walker

Lori A. Walker

Senior Vice President and Chief Financial Officer